Exhibit 1.01

Axcelis Technologies, Inc. Conflict Minerals Report

Products for which manufacturing was completed during

the year ended December 31, 2016

This conflict minerals report is filed as an exhibit to Form SD filed by Axcelis Technologies, Inc. (the “Company”). As noted in the Form SD, 97 suppliers that responded to the Company’s reasonable country of origin inquiry survey (representing 24% of all supplier responses) indicated that they knew or had reason to believe that a conflict mineral incorporated in one or more of the Company’s Products (as defined below) originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources.

Due Diligence

Axcelis has exercised due diligence on the source and chain of custody of certain gold, tin, tantalum and tungsten necessary to the functionality or production of the products described below that were manufactured, either by the Company under contract to the Company (the “Company’s Products”), as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) during the period from January 1, 2016 to December 31, 2016. The Company’s due diligence conformed to the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold to the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain included in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.

The OECD defines due diligence as an on-going, proactive and reactive process through which companies can ensure that they respect human rights and do not contribute to conflict. We have taken the following actions as part of our due diligence:

Sourcing Policy. We adopted a conflict-free sourcing policy in 2012, and posted it on our internet supplier portal. We have also communicated directly with suppliers regarding the content of the policy, which provides:

“Axcelis expects its suppliers to only source materials from environmentally and socially responsible sources. Specifically, Axcelis will not support any vendor or other entity in its supply chain that extracts or transports minerals (including Tin, Tantalum, Tungsten or Gold) and uses the resulting financial or other resources to fund or otherwise fuel conflict in the Democratic Republic of the Congo, or any other country. Axcelis takes seriously the allegations that some metals mined or transported by such companies may be making their way into the general industry supply chain and that profits from these businesses could potentially contribute to human rights violations.

“Axcelis supports the development of independently verifiable supply chain transactions, when available and credible, to ensure materials are supplied from environmentally and socially responsible sources. Axcelis is committed to building on existing systems and practices to ensure that our suppliers comply with these expectations. Axcelis expects its vendors to comply with this policy.”

Conflict Mineral Team. Beginning in 2013, the Company formed a team comprised of representatives from our Supply Chain management, Environmental, Health and Safety management and our General Counsel to focus on conflict minerals.

Risk Identification and Assessment. The Conflict Mineral team reviewed the Rule, the adopting release associated with the Rule and the Commission’s FAQ. We educated ourselves regarding our industry groups’ efforts to address due diligence, including the Conflict Minerals Reporting Template published by the Electronics Industry Citizenship Coalition (“EICC”) and the conflict-free sourcing initiative and Conflict-Free Smelter Program established by the EICC and Global e-Sustainability Initiative.(1)   The Conflict Mineral team then developed a reasonable country of origin inquiry Survey, as described in our Form SD, which allowed us to identify vendors for whom there was a risk of sourcing from the Democratic Republic of Congo or an adjoining country. We engaged in further communication with, and evaluation of, suppliers who were identified as risks through the Survey, including review of documents submitted to us, such as vendor sourcing policies, EICC Conflict Mineral Reporting Templates and other material.

Independent Private Sector Audit

The Company did not obtain an independent private sector audit (an “IPSA”) of this Conflict Minerals Report as required by Item 1.01(c)(1)(ii) of Form SD promulgated under the Rule in reliance on the statement of the Staff of the Securities and Exchange Commission issued April 29, 2014.  That statement provided that an IPSA will not be required unless a company voluntarily elects to describe a product as “DRC conflict free” in its Conflict Mineral Report.  Since we are not describing our products as “DRC conflict free,” we have not obtained an IPSA.

Risk Mitigation Steps

During the reporting period for the calendar year ending December 31, 2017, we are continuing to engage in the activities described above in “Due Diligence.” In addition, in our efforts to attain a conflict-free supply chain for our products, we intend to continue to contact our suppliers to encourage them and the smelters/refiners in our supply chain to participate in the conflict free certification program developed under the Conflict-Free Smelter Program of the EICC and the Global e-Sustainability Initiative.

Description of Products

With respect to those of the Company’s Products on which the Company exercised due diligence, the following table provides a description of the Company’s Products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals, if known and the efforts to determine the mine or location of origin of those products.

(1)  The Company, as a smaller semiconductor equipment manufacturing company, is relying on the EICC and other electronics industry groups, as contemplated by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition. Specifically, the Company notes the following observation in Section C5 of the Supplement on Tin, Tantalum and Tungsten to the OECD’s Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain: “Companies which, due to their size or other factors, may find it difficult to identify actors upstream from their direct suppliers may engage and actively cooperate with industry members with whom they share suppliers or downstream companies with whom they have a business relationship to identify which smelters are in the supply chain.”

Description of Product Subject to Due Diligence	Facilities Used to Process the Conflict Minerals in the Product	Country of Origin of the Conflict Minerals	Efforts to Determine the Mine or Location of Origin
Components or parts for semiconductor processing ion implantation equipment sold by the Company covered by 68 supplier responses.	These vendors represented that all of the conflict minerals sourced from the Democratic Republic of the Congo and adjoining countries were from CFSI certified smelters(2) or iTSCI sources.(3)	Unknown	Receipt of completed EICC Conflict Mineral Reporting Template.
Components or parts for semiconductor processing ion implantation equipment sold by the Company purchased from 29 vendors	These vendors represented that some or all of the conflict minerals sourced from the Democratic Republic of the Congo and adjoining countries were not from CFSI certified smelters or iTSCI sources.	Unknown

On-going communication with the vendors, including a reminder of the Company’s sourcing policy and a request that the vendor work to ensure that all smelters/refiners used are CFSI certified or iTSCI sources. The Company will ask the vendor to confirm when they are using CFSI certified smelters or iTSCI sources, and will from time to time consider a different source of the components or parts if the vendor has not provided such confirmation.

(2)  CFSI certified smelters are smelter/refiners which are on the Conflict Free Smelter List published by the CFSI (conflict-free sourcing initiative), formed by the EICC and the Global e-Sustainability Initiative.

(3)  iTSCI sources are sources for tin which are certified as conflict free by ITRI, the global tin industry association.